Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2016
Deducted from asset accounts:
Allowance for doubtful accounts	$582	543	—	(355)	$770
Allowance for obsolete inventories	$566	710	—	(752)	$524
Valuation allowance for deferred tax assets	$11,436	1,357	—	—	$12,793
Included in accrued expenses:
Reserve for sales returns	$117	1,188	—	(1,229)	$76
Year Ended December 31, 2017
Deducted from asset accounts:
Allowance for doubtful accounts	$770	82	—	(144)	$708
Allowance for obsolete inventories	$524	986	—	(636)	$874
Valuation allowance for deferred tax assets	$12,793	604	—	(1,022)	$12,375
Included in accrued expenses:
Reserve for sales returns	$76	1,068	—	(1,076)	$68